UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Response to a request for information for the Ordinary and Extraordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held on April 27, 2021 (the “AGM”)

Buenos Aires, April 14, 2021

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE:	Response to a request for information for the Ordinary and Extraordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held on April 27, 2021 (the “AGM”)

Dear Sirs,

I am pleased to inform you that on the date hereof Grupo Supervielle S.A. replied a request for information submitted by the shareholder FGS-ANSES with regards to the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. to be held on April 27, 2021. Attached please find a copy of such response.

Yours faithfully,

_______________________

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

Buenos Aires, April 14, 2021

Messrs.

Fondo de Garantía de Sustentabilidad

ANSES

Tucumán 500, piso 2°

Autonomous City of Buenos Aires

Present

RE: Response to a request for information for the Ordinary and Extraordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held on April 27, 2021 (the “AGM”)

Dear Sirs,

We are pleased to address this letter to you with reference to the AGM and with the aim of replying your information request for the casting of votes in your capacity of shareholder. In such regard, please be advised that:

FGS-ANSES REQUEST:

1.	Details of shareholding breakdown to date. Please include details of the shareholders’ register where percentages of each shareholder with a shareholding above 5% are specified, stating total votes and total shares.

RESPONSE:

As of today, the shareholding structure of Grupo Supervielle S.A. is as follows:

Shareholder	Class A shares	Class B shares	Total shares	Share capital	Total votes	% votes	% Class B shares
Julio Patricio Supervielle	61,738,188	98,684,713	160,422,901	35.12%	407,375,653	57.89%	24.98%
Float		296,299,421	296,299,421	64.88%	296,299,421	42.11%	75.02%
Total	61,738,188	394,984,134	456,722,322	100.00%	703,675,074	100.00%	100.00%

FGS-ANSES REQUEST:

2.	Copy of the Board of Directors’ minutes which summoned to the Shareholders’ Meeting.

RESPONSE:

Please be informed that the Board of Directors’ Meeting Minutes # 613 dated March 17, 2021 by which the AGM was summoned is available at the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”) in Actas Societarias / Actas de Directorio with ID # 2724337 (March 18, 2021).

FGS-ANSES REQUEST:

3.	Composition of the Board of Directors during 2020 and to date (regular and alternates) with the dates of appointment and their terms of office; including resignations and new appointments as appropriate.

RESPONSE:

Current breakdown of the Board of Directors (including terms of office) is as follows:

Position	Name	Latest appointment	Expiration of term (Shareholders’ Meeting to conside financial statements as of…)
Chairman	Julio Patricio Supervielle	April 26, 2019	December 31, 2020
First Vice-Chairman	Jorge Oscar Ramírez	April 26, 2019	December 31, 2020
Second Vice-Chairman	Emérico Alejandro Stengel	April 28, 2020	December 31, 2021
Directors	Atilio María Dell’Oro Maini	April 26, 2019	December 31, 2020
	Eduardo Braun	April 26, 2019	December 31, 2020
	Laurence Nicole Mengin de Loyer (1)	April 28, 2020	December 31, 2020
	José María Orlando (2)	August 12, 2020	December 31, 2020
	Hugo Enrique Santiago Basso	April 26, 2019	December 31, 2020

(1)	Appointed by the ordinary and extraordinary shareholders’ meeting held on April 28, 2020 to replace Mr Ricardo De Lellis, who resigned to the Board as of that date.

(2)	Appointed by the ordinary shareholders’ meeting held on August 12, 2020 to replace Ms Victoria Premrou, who resigned to the Board on July 3, 2020.

FGS-ANSES REQUEST:

4.	Statement on the officers and/or attorney-in-fact authorized by the Company to execute this request, with copy of the instrument that evidences such authority (if extensive, the relevant piece of the instrument will suffice).

RESPONSE:

The authorized signatory is Ms Ana Bartesaghi in her capacity of Alternate Responsible Officer for Market Relations. Attached please find a digital copy (relevant piece only) of Board Meeting Minutes’ # 586 dated June 19, 2020 that states the appointment of the Responsible Officers for Market Relations.

[MINUTES # 586]

FGS-ANSES REQUEST:

5.	On the Agenda items:

a.	(Item 2) Consideration of the documentation pursuant to section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2020.

It is requested to provide a copy of the accounting documentation according to article 234 of Law 19,550 approved and signed by the Board of Directors, Statutory Auditors and the External Auditor.

The Argentine Securities Commission (the “CNV”), by General Resolution No. 777/2018 established that the issuing entities subject to its control must apply to the annual financial statements, for intermediate and special periods, to close as from and including December 31, 2018, the methodology of restatement of the financial statements in a homogeneous currency as set forth by IAS 29.

In this context, it is requested to confirm whether the financial statements for the fiscal year 2020 that are being submitted for consideration of the AGM are presented restated in a homogeneous currency. This being the case, please provide a detail of the applied index.

Information is requested on the evolution of the company’s personnel from 2018 to 2020.

Additionally, it is requested to provide any other support information that may be relevant to consider this agenda item.

RESPONSE:

The requested documents were published on March 10, 2021 through the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”) with ID # 2720843.

The financial statements as of December 31, 2020 are presented restated in a homogeneous currency using the National Consumer Price Index (CPI) prepared by INDEC for indexation purposes (base month: December 2016). For those items with a previous date of origin, it is used the IPIM published by the FACPCE, as set forth by Resolution JG 517/16.

The evolution of the Company’s and its subsidiaries’ personnel (including temporary employees) from 2018 to 2020 is as follows:

	2018	2019	2020
Total	5,253	5,084	5,021

FGS-ANSES REQUEST:

b.	(Item 3) Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2020.

Information is requested as to the performance of the Board of Directors during 2020, with express individualization of the Board members.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

FGS-ANSES REQUEST:

c.	(Item 4) Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2020.

Regarding this agenda item, information is requested as to the performance of the Statutory Committee, with express individualization of statutory auditors.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

FGS-ANSES REQUEST:

d.	(Item 5) Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2020.

Information is requested as to the proposal of fees to the Board of Directors for the fiscal year 2020, including the global amount that is proposed to be approved as fees and, separately, the amount that is proposed for technical-administrative functions.

Likewise, inform how many Board members receive fees and how many of them receive remuneration for technical-administrative functions. Also inform if the amount of fees to the Board members includes fees to the members of the Audit Committee or other committees. This being the case, inform how many Board members receive fees for being members of such committee.

Also inform if there are directors under a labor relationship with the Company and, this being the case, inform how many of them hold this status and the amount of salary that was paid in such concept.

Additionally, please report on the amounts paid as fees to the Board of Directors and technical-administrative tasks for the fiscal years 2019 and 2020 with the above-mentioned breakdown.

Please inform the approved global amounts for fiscal years 2020, 2019 and 2018, using the model as provided.

Furthermore, it is requested to report the computable earning for the fiscal year under consideration. In this sense, it is requested to explicitly report the adjustments made to the result of the exercise to reach the computable earning. All this in order to verify the compliance with the limits set forth by article 261 of Law 19,550 with respect to the ratio between fees and proposed dividends on computable earning.

All the above is requested in order to be analyzed in relation to market values and the limits set forth by article 261 of Law 19,550.

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

Additionally, please be advised of the following:

(i)	Remuneration for technical-administrative tasks will not be allocated. The total amount to be allocated as fees corresponds to the remuneration of eight Board members.

(ii)	The amount of fees to the Board includes the fees of the directors who in turn are members of the Audit Committee as well as other Committees, although there is not a special fee for partaking at Committees.

(iii)	There are no directors with a labor relationship with the Company.

(iv)	The global amount approved as fees to the Board members for the fiscal year 2019 was AR$ 59,075,387, corresponding to the remuneration of eight Board members. There were no directors who performed technical-administrative tasks nor directors under a labor relationship with the Company. There were not special fees allocated for partaking at Committees.

(v)	Below is the information of the global amounts approved for fiscal years 2018, 2019 and 2020:

Fiscal year
GRUPO SUPERVIELLE Fees to the Board	Approved 2018		Approved 2019		Approved 2020
Global Amount	AR$	34,421,360	AR$	59,075,387	AR$	196,311,480
Number of directors	8		8		8
Average fee per director	AR$	4,302,670	AR$	7,384,423	AR$	24,538,935
Average monthly fee per director	AR$	358,556	AR$	615,369	AR$	2,044,911
Face increase	AR$	18,471,584	AR$	24,654,027	AR$	137,236,093
Percentage increase	116%		72%		232%

(vi)	The calculation of the computable earning in order to verify the compliance with the limits set forth by Law 19,550 is as follows:

in AR$
Results (after taxes)	3,412,111,165.78
(+) Allocations to the Board of Directors and the Supervisory Committee charged to the Income Statement:	196,436,238.17
Computable earning:	3,608,547,403.95

In addition to the above, it is reported that the total fees to Directors of Grupo Supervielle, either paid or provisioned by Grupo Supervielle S.A. or any of its subsidiaries during the fiscal year 2020, amounted to AR$ 296,166,238.17 expressed in constant currency as of December 31, 2020, which compares with the amount of AR$ 297.447.797 for fiscal year 2019.

FGS-ANSES REQUEST:

e.	(Item 6) Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2020.

Inform the breakdown of the proposed amount; including the breakdown of the total proposed amount and the amounts per syndic during fiscal year 2020.

Additionally, it is requested to inform a comparative of the fees approved for the last three years.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

Additionally, please be advised that:

(i)	The breakdown of the proposed fee for each syndic is as follows: to Mr. Enrique José Barreiro AR$ 274,248 and to Mr. Carlos Ojeda AR$ 274,248; whereas Ms. Valeria Del Bono Lonardi has resigned to her fees.

(ii)	It is confirmed that the global amounts approved for the fiscal years 2017, 2018 and 2019 were AR$ 174,960; AR$ 210,477 and AR$ 308,768, respectively.

FGS-ANSES REQUEST:

f.	(Item 7) Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the Shareholders’ Meeting is completed.

It is requested to report the appointment proposal, with their respective background and / or curricula vitae to prove the suitability for the position.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

FGS-ANSES REQUEST:

g. (Item 8) Appointment of members of the Supervisory Committee.

It is requested to report the appointment proposal, with their respective background and / or curricula vitae to prove the suitability for the position.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

FGS-ANSES REQUEST:

h.	(Item 9) Allocation of the results of the fiscal year ended December 31, 2020. Ratification of the exercise of the option to absorb the accumulated negative results generated as a consequence of the inflation adjustment by application of IAS 29 in accordance with General Resolution No. 777/218 of the Argentine Securities Commission. Consideration of: (i) the creation of Voluntary Reserves under the terms of section 70 of the General Companies Law for the future distribution of dividends and/or for future investments; and / or (ii) the distribution of cash dividends, as determined by the Shareholders’ Meeting.

Information is requested regarding the foundations and convenience of allocating the results to the aforementioned reserves.

In case of creating any reserves other than the legal reserve, the fundamentals and convenience for doing so must be clearly and circumstantially explained, expressing if it is reasonable and responds to a prudent administration, all in accordance with articles 66 subsection 3 and 70 of the General Companies Law.

Furthermore, it is requested to provide details on the evolution of the Reserve for Future Dividends, specifying its current composition, the date on which it was created and its last movements.

RESPONSE:

It is informed that the proposals and fundamentals for the allocation of the results are explained in items # 9 and 10 of the ““Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

Additionally, with regards to the evolution of the Reserve for Future Dividends, it is informed that such reserve was totally released on May 29, 2020 with the payment of dividends, as per the resolution of the Board of Directors on May 14, 2020 and the relevant fact published on May 15, 2020 when the payment of the dividends was announced (ID # 2610925).

FGS-ANSES REQUEST:

i.	(Item 10) Delegation to the Board of Directors of the power to release the Voluntary Reserve established for the future distribution of dividends and to determine the opportunity, currency, term and other terms and conditions of the payment of dividends according to the scope of the delegation granted by the Shareholders’ Meeting.

It is requested to provide a detail of the conformation of the Reserve for Future Dividends, after the release takes place.

It is also requested all information that is relevant with regards to the delegation to the Board of Directors to determine the date at which the dividends will be made available to the shareholders.

Finally, it is requested to specify if the Company has any restriction and / or dividend distribution policy in place by the time of the AGM.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

In addition, with regards to the restrictions on the distribution of profits, it is reported that there are no other restrictions than those set forth by Law 19,550 with respect to the fact that the profits must be liquid and realized.

FGS-ANSES REQUEST:

j.	(Item 11) Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2020.

It is requested the proposal for their remuneration for the certifying accountant, as well as a comparative of the amounts paid in the previous year. In case of increase, specify whether a change of tasks has occurred with respect to those tasks carried out for the financial statements of the previous fiscal year.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

Additionally, it is reported that the remuneration proposal to the Certifying Accountant of the financial statements as of December 31, 2020 (of AR$ 5,065,144) represents an increase of 68% (55% without considering the inflation adjustment) with respect to the amount approved for the same task in 2019, which is above than the inflation rate of 2020.

Also, it is reported that the remuneration for the Certifying Accountant of the Company for the fiscal years 2017, 2018 and 2019 amounted to AR$ 1,684,774; AR$ 2,105,930 and AR$ 3,017,231, respectively.

FGS-ANSES REQUEST

k.	(Item 12) Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2021 and determination of their remuneration.

It is requested to inform who will be appointed accountants, along with their background in order to verify the suitability for the position; their remuneration proposal and any other relevant support information for this agenda item.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

FGS-ANSES REQUEST

l.	(Item 13) Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professionals and hire their services.

It is requested the proposal as regards the budget for the Audit Committee for the fiscal year 2021, with a breakdown of the amount allocated per member. In addition, it is requested to inform the amount of the 2020 budget that was executed. Also, inform a comparative of amounts for the last three fiscal years.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

Additionally, it is confirmed that the amount approved for the fiscal year 2020 was AR$ 4,000,000 of which the amount of AR$ 2,028,000 (excluding VAT) was executed. Furthermore, the amount for the fiscal year 2018 was AR$ 1,800,000 and for the fiscal year 2019 was AR$ 2,300,000.

FGS-ANSES REQUEST

m.	(Item 14) Consideration of the creation of a Global Program for the issuance of simple, short, medium and / or long-term negotiable obligations, not convertible into shares, subordinated or not, with or without guarantee, to be issued in one or more classes and / or series for up to a maximum amount in circulation at any time during the term of the Program of US$ 50,000,000 or its equivalent in other currencies and / or units of value or measure (the “Program”).

It is requested to specify the reasons underlying the creation of the new global program for the issuance of simple negotiable obligations, the destination that would be given to the funds (either investments, work plan or other current activities, cancellation of liabilities, etc.), the currency of payment and the applicable legislation; making explicit the fundamentals that derive in the convenience of this source of financing in relation to other alternatives.

In addition, it is necessary to have a detail of the status of the company’s financial debt -with a maturity schedule- and of the current situation of the position of cash and equivalents and short-term investments.

It is requested a draft of the prospectus for the issuance of the negotiable obligations with estimated data such as date of issue, term, exact dates of amortization, date of payments, amount to be issued, currency of denomination, expected interest rates, interest calculation base, guarantees, way of determining the price and risk rating, and other elements to be mentioned in the prospectus.

A prospective cash flow from the company is required to verify the company’s ability to pay.

On the other hand, a detail of the negotiable obligation programs currently in force is requested, stating their maximum issuance amount, and the issuance quota that has been used to date.

It would be important to have the quarterly report published in the CNV updated to date.

Finally, all relevant information on this Agenda item is requested.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

Additionally, given that the Company’s Global Program for the Issuance of Short, Medium and/or Long-Term Negotiable Obligations for up to AR$ 1,000,000,000, as authorized by Resolution No. 18041 dated May 2, 2016 by the Argentine Securities Commission (the “CNV”) is about to expire and taking into consideration the usefulness that the capital markets have had for the Company, the Board of Directors recommends the creation of a new program of negotiable obligations for a greater amount than the one currently in force, in order to allow the Company to be financed in the local and international capital markets.

Furthermore, by virtue of the benefits stipulated in the Negotiable Obligations Law, negotiable obligations as a financing instrument are more efficient than other financing alternatives and, in this sense, the Company deems convenient to have a Negotiable Obligations Program in force, for facilitating the access to the Capital Markets in the event that it decides an investment for which indebtedness may be required.

In this regard, the Board of Directors recommends authorizing the creation of the new Program for the issuance of negotiable obligations, under which different classes and/or series may be issued and reissued, within the minimum and maximum maturiry terms as provided for by in the applicable regulations, and with the possibility of completing its terms and conditions in accordance with what the Board of Directors decides from time to time, including the amount of issuance of each of the classes or series (within the maximum amount available by the Program), the time of issuance, the existence or not of third party guarantees, the possibility of subordination in the payment preference, fixed or variable interest rates, issue prices with a discount or premium over par value and other conditions that the Board of Directors may consider appropriate at the time of accessing the markets.

The negotiable obligations to be issued under the Program may be denominated in any currency and / or unit of value or measure, including without limitation the Housing Units that can be updated by “ICC” – Law No. 27,271 (“UVI”) and the Units of Purchase Value that can be updated by “CER” – Law No. 25,827 (“UVA”), as decided by the Board of Directos at the time of their issuance and, in turn, the negotiable obligations may be issued with their capital and interest payable in one or more currencies other than the currency in which they are denominated, to the extent permitted by the applicable law.

The funds obtained from the placement of the negotiable obligations to be issued under the Program will be used in accordance with the provisions of Section 36 of Law No. 23,576, as amended, as specified in the respective prospectus supplement and subject to the compliance with all applicable legal and regulatory requirements. The Board of Directors or, where appropriate, the officers to whom said powers are subdelegated, will determine to which particular destination the net proceeds of the placement of each class and / or series will be allocated.

The Program will be valid for 5 (five) years as from the authorization of the CNV or the maximum term that may be set by future applicable regulations, in which case the Board of Directors (by virtue of the power provided to it after amending Section 11 of the Bylaws) may decide to extend its period of validity and, consequently, modify its terms and conditions as well as increase its amount, without the need to call for a shareholders’ meeting for such purposes, also stating that it will not be admitted the issuance of negotiable obligations convertible into shares under the Program.

From January 31, 2019 to date, the Company has no outstanding financial debt. The last issue of Negotiable Obligations was carried out in May 2016 for a period of 4 months.

Below is a detail of the last three issues made by the Company (Classes XIX, XX and XXI), as well as the detail of the last issued that was cancelled (Class XIII):

Class	Issue date	Currency	Outstanding amount at issue date	Outstanding amount to date	Rate	Maturity
Class XIII	January 31, 2014	AR$	23,100,000	0	Floating + 6.25% (BADLAR –Private Banks)	Bullet January 31, 2019
Class XIX	May 20, 2015	AR$	137,361,445	0	Mixed Rate. Fixed rate of 28.5% for the first 9 months and floating rate + 4.5% (BADLAR – Private Banks) as from then.	Bullet November 20, 2016
Class XX	July 28, 2015	AR$	129,500,000	0	Mixed Rate. Fixed rate of 27% for the first 9 months and floating rate + 4.5% (BADLAR – Private Banks) as from then.	Bullet, January 28, 2017
Class XXI	May 12, 2016	AR$	100,000,000	0	Fixed rate 34.34%	Bullet, September 29, 2016

As of March 31, 2021, the Company had a Cash and Cash Equivalents position of approximately AR$ 790 million. Likewise, the Company regularly receives income from dividends and administration fees from subsidiaries. According to the projections of income, expenses and investments approved in the Company’s annual budget for fiscal year 2021, it is estimated that the Company will not need to access the capital markets to finance investments, works plan, other activities or cancellation of liabilities during current year. Notwithstanding the foregoing, having an approved global program is an important tool for financing projects that the Company may decide within the framework of its growth strategy.

With regards to the current Negotiable Obligations Program, on April 19, 2016, the General Ordinary and Extraordinary Shareholders’ Meeting of the Company resolved to create a new global program for the issuance of simple, shore, medium and / or long-term negotiable obligations, subordinated or not, with or without a collateral, for up to a maximum outstanding amount of AR$ 1,000,000 under which different classes and / or series of Negotiable Obligations denominated in Pesos, US dollars or other currencies may be issued, was authorized by Resolution No. 18041 of the Argentine Securities Commission dated May 2, 2016 and will expire on May 2, 2021. Under such program, Class XXI was issued for an amount of AR$ 100 million, which was fully amortized in September 2016.

FGS-ANSES REQUEST:

n.	(Item 15) Consideration of the authorization request for (a) the creation of the Program and the public offering of the classes and / or series to be timely issued undert the Program before the Argentine Securities Commission (the “CNV”); and (b) the listing and / or negotiation of the negotiable obligations issued under the Program before Bolsas y Mercados Argentinos S.A. (“BYMA”) through the Buenos Aires Stock Exchange (“BCBA”) and / or Mercado Abierto Electrónico S.A. (“MAE”).

Relevant information on this Agenda item is requested.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

FGS-ANSES REQUEST:

o.	(Item 16) Delegation of Powers to the Board of Directors (with powers to subdelegate to one or more of its members or to one or more officers of the Company) to (i) determine the definitive terms and conditions of the Program and of the classes and /or series of negotiable obligations to be issued thereunder; and (ii) carry out all necessary procedures before the CNV and / or any other securities market in the country and / or abroad and before any relevant controlling authority or agency in Argentina and / or abroad (including, without limitation, Caja de Valores S.A. among others) to obtain the authorization for the creation of the Program, the issuance and the public offering of the negotiable obligations to be issued thereunder and the listing and / or negotiation of said negotiable obligations in the securities markets as determined by the Board of Directors.

It is requested to provide relevant information regarding this agenda item, identifying which powers will be delegated and for what purposes, providing information regarding the aforementioned Global Program.

Also inform which are the members of the Board of Directors on whom the delegations and the authorizations to sub-delegate will discharge, indicating the tasks to be carried out.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

FGS-ANSES REQUEST:

p.	(Item 17) Amendment to bylaws. Amendment and replacement of Section 6 Subsection c) and Section Eleventh, and incorporation of Section Fourteenth Bis.

Please provide the reasons for the amendment as well as the proposed text for analysis and approval.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554. In such document, the fundamentals for the amendment to the bylaws are thoroughly explained and a comparative text is provided.

FGS-ANSES REQUEST:

q.	(Item 18) Authorizations.

Please inform who will receive the aforementioned authorizations, their employment relationship with the Company and the tasks to be carried out.

RESPONSE:

Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 27, 2021” expressed by the Board of Directors on March 31, 2021, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2729554.

Yours faithfully,

_______________________

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 15, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer